Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 8, 2007

List of materials

Documents attached hereto:


i) Press release announcing - Sony Computer Entertainment America announces
                              Playstation(R)3 Hits One-Million Mark in
                              North America


                   SONY COMPUTER ENTERTAINMENT AMERICA ANNOUNCES
               PLAYSTATION(R)3 HITS ONE-MILLION MARK IN NORTH AMERICA

     Momentum for the PlayStation(R)2 Computer Entertainment System and the PSP(R) (PlayStation(R)Portable) Handheld Entertainment System Remain Strong

LAS VEGAS, January 8, 2007 - At the Consumer Electronics Show (CES) 2007 in Las Vegas, Sony Computer Entertainment America (SCEA) today announced that more than one million units of its recently launched PLAYSTATION(R)3 (PS3(TM)) computer entertainment system have shipped in North America to retailers. The company successfully achieved this milestone by the end of the 2006 calendar year, just six weeks after the product was introduced on November 17, 2006.

PS3 has been selling-out at retail outlets across North America since it was launched. This high consumer demand drove PS3 to reach the one-million mark before its predecessors, the PlayStation(R)2 computer entertainment system and the original PlayStation game console - both systems combined have shipped more than 200 million units of hardware and more than two billion units of software worldwide.

"SCEA went to great lengths to help meet demand for PS3, including airlifting systems into North America on a weekly basis to ensure a steady stream of units were available to consumers throughout the holiday season," said Jack Tretton, president and CEO, SCEA. "The fact that we were able to reach the one-million mark faster than our top-selling platform, PS2, further validates the strength of the PlayStation brand and our belief that consumers are ready to experience true high-definition gaming."

PS3 wasn't the only hot gift this holiday season; the PlayStation 2 computer entertainment system continues to enjoy record-breaking sales in North America. In the first quarter of 2007, PS2 will continue to fuel industry growth with the highly anticipated release of the MLB 07 The Show(TM) and God of War(R) II titles.

Consumer demand for the PSP(R) (PlayStation(R)Portable), the company's popular handheld entertainment system, also remained strong this past year. New software releases continued PSP's momentum in offering console-quality gaming on-the-go, from key franchises such as SOCOM: U.S. Navy SEALs Fireteam Bravo 2 to award-winning original IP such as LocoRoco(TM). SCEA also drove interest in the PSP system via expanded entertainment capabilities, including TiVoToGo(TM), which enables PSP owners to watch television programming transferred from their TiVo wherever, whenever; support for video podcasts broadcasted through Really Simple Syndication (RSS) feeds; and a Remote Play feature for streaming media content (music, videos and photos) from a PS3 to a PSP.

"Reaching the one million mark for PS3 is the first of many major milestones for us as we head into a new year. Even more impressive, is that we were able to accomplish this feat while successfully managing two other platforms-PS2 and PSP," said Tretton. "With three PlayStation platforms now available to users, 2007 will be about software and delivering innovative, new experiences and award-winning franchises to consumers, both through retail and through our online PLAYSTATION(R)Network."

PlayStation-branded entertainment and gaming content that will be shown in the Sony booth at CES 2007, includes:


     FORMULA ONE(TM) CHAMPIONSHIP EDITION - PS3
     MLB 07 The Show(TM) - PS3, PSP
     MotorStorm(TM) - PS3
     Lair - PS3
     Heavenly Sword(TM) - PS3
     Gran Turismo(TM) HD Concept - PS3 Downloadable
     Ratchet & Clank(R): Size Matters - PSP
     Killzone(TM): Liberation - PSP
     SOCOM: U.S Navy SEALs Fireteam Bravo 2 - PSP


Other features on display will include "Remote Play" for PS3, which allows the consumer to utilize their PSP to access content on their PS3 hard drive, including movies, television shows, videos and music. A full demonstration of the PLAYSTATION(R)Network, and PLAYSTATION(R)Store for PS3, as well as Location Free TV(TM) for PSP, will also be shown.


About Sony Computer Entertainment America Inc.

Sony Computer Entertainment America Inc. continues to redefine the entertainment lifestyle with its PlayStation(R) and PS one(R) game console, the PlayStation(R) 2 computer entertainment system, the PSP(R) (PlayStation(R)Portable) system, and the ground-breaking PLAYSTATION(R)3 (PS3(TM)) computer entertainment system.

Recognized as the undisputed industry leader, Sony Computer Entertainment America Inc. markets the PlayStation family of products and develops, publishes, markets, and distributes software for the PS one game console, the PlayStation 2 computer entertainment system, the PSP system and the PS3 system for the North American market. Based in Foster City, Calif. Sony Computer Entertainment America, Inc. serves as headquarters for all North American operations and is a wholly owned subsidiary of Sony Computer Entertainment Inc.

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